Envirotech Vehicles, Inc.

May 1, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re: Acceleration Request for Envirotech Vehicles, Inc. Registration Statement on Form S-1 filed April 27, 2026 (File No. 333-295351)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Envirotech Vehicles, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective at 4:30 p.m., Eastern Time, on May 5, 2026, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with the Company’s counsel, K&L Gates LLP, by calling Michael A. Hedge at (949) 623-3519.

Very truly yours,

Envirotech Vehicles, Inc.

By:	/s/ Jason Maddox
Name: Jason Maddox
Title: President and Interim Chief Financial Officer

cc:	Michael A. Hedge, Esq.
K&L Gates LLP